SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Eagle Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

269796108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Scott Tarriff

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,618,214 (See Item 4 herein)

	6	Shared Voting Power 176,361 (See Item 4 herein)

	7	Sole Dispositive Power 1,618,214 (See Item 4 herein)

	8	Shared Dispositive Power 176,361 (See Item 4 herein)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,794,575 (See Item 4 herein)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 11.4% (See Item 4 herein)

12	Type of Reporting Person* IN

CUSIP No. 269796108	13G

Item 1.
	(a)	Name of Issuer Eagle Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 50 Tice Boulevard, Suite 315 Woodcliff Lake, NJ 07677

Item 2.
	(a)	Name of Person Filing Scott Tarriff
	(b)	Address of Principal Business Office or, if none, Residence The address for the principal business office of Scott Tarriff is: 50 Tice Boulevard, Suite 315 Woodcliff Lake, NJ 07677
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share (the “Common Stock”)
	(e)	CUSIP Number 269796108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

CUSIP No. 269796108	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2016: Mr. Tarriff beneficially owned 1,794,575 shares of the Issuer’s Common Stock consisting of (i) 1,193,585 shares of Common Stock owned directly by him, (ii) 176,361 shares of the Issuer’s Common Stock held by Janney Montgomery Scott LLC CUST FBO Scott Tarriff IRA (the “Trust”), and (iii) options to purchase 424,629 shares of the Issuer’s Common Stock exercisable within 60 days of December 31, 2016. Mr. Tarriff is a trustee of the Trust and, as such, may be deemed to share voting and dispositive power with respect to all shares held by the Trust.

(b)

Percent of class:

(based on (i) 15,320,489 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2016 (which does not include 566,838 treasury shares) as reported by the Issuer to the Reporting Person, and (ii) 424,629  options exercisable within 60 days of December 31, 2016 owned by Mr. Tarriff).

As of December 31, 2016: The 1,794,575 shares of the Issuer’s Common Stock owned by Mr. Tarriff constituted 11.4% of the shares outstanding.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote – 1,618,214
(ii) Shared power to vote or to direct the vote – 176,361
(iii) Sole power to dispose or to direct the disposition of – 1,618,214
(iv) Shared power to dispose or to direct the disposition of – 176,361

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

CUSIP No. 269796108	13G

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017	By:	/s/ Scott Tarriff
Scott Tarriff